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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-43369

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fogel Neale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Fogel — (646) 708-9020
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Fogel Neale Securities, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

Fogel Neale Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Report of Independent Registered Public Accounting Firm Regarding
        Rule 15c3-3 Exemption Report.
[x] Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Ralph Fogel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fogel Neale Securities, LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer
Title

Notary Public

JOSEPH P. PUGLIESE
Notary Public, State of New York
No. 01PU6341414
Qualified in Nassau County
Term Expires May 2, 2020

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Fogel Neale Securities LLC
39 Broadway, 33rd floor
New York, NY 10006

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Fogel Neale Securities LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company had losses from operations. If the losses continue it raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Fogel Neale Securities LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP

Certified Public Accountants (NY)
We have served as the Company's auditor since 2018.

New York, NY
February 25, 2019

Fogel Neale Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	6,077
Due from affiliate		308,881
Other assets		50,000
Total assets	$	364,958

Liabilities and Member's Equity

Member's equity		364,958
Total liabilities and member's equity	$	364,958

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Operations
Year Ended December 31, 2018

Revenues

Commission income	$	1,605

Expenses

Professional fees	6,000
Regulatory and other fees	3,866
Administrative fees	600
Total expenses	10,466
Net loss	$ (8,861)

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance, January 1, 2018	$ 373,219
Net loss	(8,861)
Capital contributions	600
Balance, December 31, 2018	$ 364,958

Fogel Neale Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities
Net loss	$	(8,861)

Adjustments to reconcile net income to net cash used by
  operating activities

Non-cash expenses		600
Decrease in operating assets		
Due from affiliate		8,223
Net cash used by operating activities		(38)

Cash
Beginning of year		6,115
End of year	$	6,077

Noncash financing activity
Administrative fees assumed by Parent	$	600

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Notes to Financial Statements
December 31, 2018

1. **Nature of Operations**

   Fogel Neale Securities, LLC (the "Company") is a New York Limited Liability Company registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from transactions executed on behalf of customers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2. **Summary of Significant Accounting Policies (Continued)**

    Revenue Recognition (continued)
    Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

    Income Taxes
    No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

    As of December 31, 2018, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. **Related Party Transactions**

    During 2018, the Company recorded approximately $600 in administrative fees under an Expense Sharing agreement and, at December 31, 2018, has a receivable of $308,881 with the Parent.

4. **Regulatory Requirements**

    The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $6,077 which exceeded the required net capital by $1,077.

    The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5. **New Accounting Pronouncements**

    Effective January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. The Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance.

6. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had essentially no revenues in 2018 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged any additional support to the Company to enable it to continue as a going concern.

Fogel Neale Securities, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities Exchange Act of 1934
December 31, 2018

Member's equity	$	364,958
Nonallowable assets		
Due from affiliate		308,881
Other assets		50,000
Total deductions		358,881
Net capital		6,077
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		5,000
Excess net capital	$	1,077
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.00:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

Fogel Neale Securities, LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2018

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Fogel Neale Securities LLC
39 Broadway, 33rd floor
New York, NY 10006

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Fogel Neale Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2019

Fogel Neale Securities, LLC
Statement of Exemption from Rule 15c3-3
December 31, 2018

Fogel Neale Securities, LLC has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ending December 31, 2018 without exception. Therefore, the Company is permitted to file this Exemption Report.



Executed by the Pe son who made the oath or affirmation under SEC Rule 17a-5(e)(2)